

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 25, 2009

<u>via U.S. mail and facsimile</u>

John Glover, Chief Operating Officer
Castle Brands, Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022

RE: Castle Brands, Inc.
        Form 10-K for Fiscal Year Ended March 31, 2008
        File No. 1-32809

Dear Mr. Glover:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                John Reynolds
                                Assistant Director
                                Office of Beverages, Apparel and
                                Health Care Services